Allied Energy Corp.

A Nevada Corporation

2658 Del Mar Heights Rd Suite 401

Del Mar, CA 92014

(858) 876-0633

August 12, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

RE: Form 10

Request for Withdrawal of Registration Statement (RW)

Filed on January 29, 2013

Commission File No.000-54886

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Allied Energy Corp., a Nevada corporation ("the Company") hereby request that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form 10, File No. 000-54886, filed January 29, 2013 (File No. 000-54886) together with all exhibits, collectively, the Registration Statement together with all exhibits thereto (the "Registration Statement").

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the Registration Statement at this time. The Registration Statement was not declared effective by the Commission under the Act.

Should you have any questions regarding this matter, please do not hesitate to contact William Marshall, our Chief Financial Officer, at 858-876-0633. Thank you for your attention to this matter.

Respectfully yours,

Allied Energy Corp.

By: /s/ William Marshall

William Marshall

Chief Financial Officer and member of the Board of Directors